                December 17, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SuccessFactors, Inc. (the “Company”)
File No. 001-33755

Ladies and Gentlemen:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 14, 2010 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the order they appear in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

1.	We note that your Overview section no longer includes a discussion of “backlog,” which you had defined as the portion of future subscription fees under non-cancellable subscription agreements that have not been invoiced and accordingly were not yet reflected in deferred revenue. The inclusion of this information in previous filings provided investors with additional insight to the company’s future revenue streams that could not be obtained from the current financial statements as such information was not included in your deferred revenue balances. These disclosures also explained some of the differences between arrangements with large and small customers as well as the relationship between contract execution, billing and revenue recognition. Please tell us your consideration for including these disclosures in future filings or why you believe such disclosures are no longer useful or relevant to an investor. In this regard, to the extent that your subscription sales to new and existing customers are expected to impact the variability of your revenues and results of operations, both a quantitative and qualitative discussion of such rates would seem useful in evaluating your operating performance. We refer you to Section III.B.1 of SEC Release 34-48960.

The Company chose not to include the backlog reference in the referenced filing, as it did not believe that this was a material metric based on its interactions with investors. However, the Company will include backlog in its upcoming Annual Report on Form 10-K for 2010.

2.	Your disclosures on page 37 indicate that during the past twelve months your customer base has grown from 1,750 to more than 3,100 customers. However, on page 42 you state that the company had 2,608 customers as of December 31, 2008. Please explain the discrepancy between the 1,750 and 2,608 and clarify your disclosures in future filings.

The Company advises the Staff that the 1,750 reference was an error, and the Company will correct this in future filings.

Executive Compensation (incorporated by reference to the definitive proxy statement filed April 26, 2010)

Compensation Discussion Analysis, page 21

General

3.	As you have done in previous filings, please expand your discussion to provide additional analysis of the effect of individual performance on cash bonuses and stock option and equity awards. We note your disclosure suggests that it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

The Company will provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers in its proxy statement for 2010 and in future filings.

4.	Future filings should disclose whether the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(c) and (k) of Regulation S-K.

The Company notes that it referenced FASB Accounting Standards Codification Topic 718 in the Compensation Discussion and Analysis section, but in future filings will specifically note that the aggregate grant date fair value was so computed.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Condensed Consolidated Financial Statements

Note 1 Organization and Significant Accounting Policies

Revenue recognition, page 7

5.	We note that upon the adoption of ASU 2009-13, you are now using estimated selling price (“ESP”) to allocate revenue to each deliverable in your subscription arrangements. In addition, we note that ESP is determined primarily by considering the weighted average selling price as well as other factors, including but not limited to, gross margin objectives and pricing practices. Please tell us and expand your disclosures to more clearly explain how you determine ESP. In this regard, describe further how each of these factors are used in determining ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. We refer you to ASC 605-25-50-2.

For the majority of deliverables, the Company is using the historical weighted average selling price in determining the estimated selling price (“ESP”). In arriving at weighted average selling price as the predominant indicator of ESP, the Company performed a variety of statistical analyses across volume tiers and geographic regions. The Company found no consistent relationships between volume or geographic region and price. The Company also reviewed pricing and negotiation practices and noted that many different customers valued the same deliverable over a fairly wide price range. As a result of these considerations, the Company believes the historical weighted average selling price best demonstrates the value of the deliverable in the marketplace.

For some deliverables, the Company does not believe it has sufficient data points to support the use of the historical weighted average selling price as ESP. For example, the deliverable may have only been sold a few times or it may be a new product for which no other sales have occurred. In these cases, the Company developed an ESP by considering pricing practices of similar deliverables, gross margin expectations, or the price at which the majority of sales had taken place, if applicable.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any further questions.

Very truly yours,

SUCCESSFACTORS, INC.

/s/ Bruce Felt Bruce Felt
Chief Financial Officer

cc:	Hillary Smith, Esq. (SuccessFactors, Inc.)
Jeffrey Vetter, Esq. (Fenwick & West LLP)
John Ebner (KPMG LLP)